Exhibit 99.1

Catalyst Paper sells Elk Falls site

RICHMOND, BC, May 24, 2013 /CNW/ - Catalyst Paper (TSX: CYT) announced that it has sold its Elk Falls industrial site and related assets to Quicksilver Resources Canada Inc., a Calgary-based corporation with extensive natural gas holdings. The $8.6 million sale was signed and closed today.

Sale of the approximate 1,200-acre parcel includes a fully serviced, 400-acre industrial site and adjacent property near Campbell River. The site formerly housed a paper and pulp mill which began operation in 1952, was indefinitely curtailed in 2009 and closed permanently in 2010. Work has been underway since then to prepare the site for sale and redevelopment for other industrial uses.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.

Catalyst operations support 7,000 direct and indirect jobs and generate nearly $2 billion in annual BC economic impact. With a combined annual production capacity of 1.5 million tonnes, company facilities are located in Crofton, Port Alberni, Powell River, Surrey and Nanaimo. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 18:39e 24-MAY-13